November 9, 2021

VIA EDGAR
United States Securities and Exchange Commission
100 F. Street, NE
Washington, DC 20549

Attention:	Robert Shapiro
Joel Parker
Cara Wirth
Mara Ransom

Re:	Charge Enterprises, Inc.
Amendment No. 6 Registration Statement on Form S-1
Filed October 28, 2021
File No. 333-253073

Dear Ladies and Gentlemen:

This letter sets forth responses on behalf of Charge Enterprises, Inc., a Delaware corporation (the “Company”), to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated November 8, 2021 (“Comment Letter”) regarding the Company’s Amendment No. 6 to the Registration Statement on Form S-1 filed with the Commission on August 25, 2021 (the “Registration Statement”).

For the convenience of the Staff, each comment from the Comment Letter corresponds to the numbered paragraphs in this letter and is restated prior to the response to such comment.

Amendment No. 6 to Registration Statement on Form S-1

Board Committees, Compensation Committee Interlocks and Insider Participation, page 64

1.
Please revise to include the independence determinations for each member of your board ofdirectors in accordance with Item 407(a) of Regulation S-K.

Response
The Company acknowledges the Staff’s comment and advises the Staff that the Registration Statement has been updated in accordance with the Staff’s comment.

Charge Enterprises, Inc. and Subsidiaries
Unaudited Financial Statements for the Three and Six Months Ended June 30, 2021 and 2020,

2.
You appear to have corrected errors in the financial statements related to taxes and debt.Please label the financial statements as restated and provide the disclosures required by ASC 250-10-50-7.

Response
The Company acknowledges the Staff’s comment and advises the Staff that the Registration Statement has been updated in accordance with the Staff’s comment.

Securities and Exchange Commission
November 9, 2021

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If you have any further comments and/or questions, please contact the undersigned at (212) 921-2100 or Richard Friedman, Esq. or Stephen Cohen, Esq. at Sheppard, Mullin, Richter & Hampton LLP at (212) 653-8700.

Very truly yours,

/s/ Andrew Fox_
 Andrew Fox
Chief Executive Officer